Exhibit A

Changes to Redemption Plan

Quarterly Redemption Plan

While shareholders should view this investment as long-term, we ~~intend to adopt~~**have adopted** a redemption plan whereby, on a quarterly basis, an investor has the opportunity to obtain liquidity. The Manager has designed our redemption plan with a view towards providing investors with an initial period with which to decide whether a long-term investment in the Company is right for them. In addition, despite the illiquid nature of the assets expected to be held by the Company, the Manager believes it is best to provide the opportunity for quarterly liquidity in the event shareholders need it in the form of a discounted redemption price prior to year 5, which economic benefit indirectly accrues to shareholders who have not requested redemption. Neither the Manager nor our sponsor receive any economic benefit as a result of the discounted redemption price through year 5.

Pursuant to our redemption plan, shareholders may request that we redeem at least 25% of their shares. In addition, the redemption plan is subject to certain liquidity limitations, which may fluctuate depending on the liquidity of the real estate assets held by us.

For the first eighty-nine (89) days following the settlement of the common shares subject to the redemption request (the "Introductory Period"), the per share redemption price will be equal to the purchase price of the shares being redeemed **reduced by** (i) the aggregate sum of distributions paid with respect to such shares, rounded down to the nearest cent and (ii) the aggregate sum of distributions, if any, declared but unpaid on the shares subject to the redemption request. In other words, a shareholder would receive back their original investment amount, from the redemption price paid, prior distributions received and distributions that have been declared (and that will be received when paid), but would not receive any amounts in excess of their original investment amount.

Beginning on the ninetieth (90th) day following the settlement of the common shares subject to the redemption request (the "Post-Introductory Period"), the per share redemption price will be calculated based on a declining discount to the per share price for our common shares in effect at the time of the redemption request, and rounded down to the nearest cent. In addition, the redemption plan is subject to certain liquidity limitations, which may fluctuate depending on the liquidity of the real estate assets held by us. During the Post-Introductory Period, the redemption price with respect to the common shares that are subject to the redemption request will not be reduced by the aggregate sum of distributions, if any, that have been (i) paid with respect to such shares prior to the date of the redemption request or (ii) declared but unpaid on such shares with record dates during the period between the redemption request date and the redemption date.

Holding Period from Date of Settlement	Effective Redemption Price (as percentage of per share redemption price) (1)
	% (2)
Less than 90 days (Introductory Period)	100.0(3)
	%
90 days until 3 years	97.0(4)
	%
3 years to 4 years	98.0(5)
	%
4 years to 5 years	99.0(6)

More than 5 years	100.0(7) %

(1) The Effective Redemption Price will be rounded down to the nearest $0.01.

(2) The per share redemption price during the Introductory Period is calculated based upon the purchase price of the shares, not the per share price in effect at the time of the redemption request.

(3) The Effective Redemption Price during the Introductory Period will be reduced by the aggregate sum of distributions paid or payable on such shares, the amount of which we are unable to calculate at this time.

(4) For shares held at least ninety (90) days but less than three (3) years, the Effective Redemption Price includes the fixed 3% discount to the per share price for our common shares in effect at the time of the redemption request.

(5) For shares held at least three (3) years but less than four (4) years, the Effective Redemption Price includes the fixed 2% discount to the per share price for our common shares in effect at the time of the redemption request.

(6) For shares held at least four (4) years but less than five (5) years, the Effective Redemption Price includes the fixed 1% discount to the per share price for our common shares in effect at the time of the redemption request.

(7) For shares held at least five (5) years, the Effective Redemption Price does not include any discount to the per share price for our common shares in effect at the time of the redemption request.

The following is a brief comparison of our redemption plan during the Introductory Period (up to 90 days after settlement) and the Post-Introductory Period (90 days or more after settlement), which is qualified in its entirety by the disclosure contained herein.

SUMMARY OF REDEMPTION PLAN

	Introductory Period	**Post-Introductory Period**
Duration	First 89 days after settlement	90+ days after settlement
Redemption Price	100% of purchase price less distributions paid and distributions declared and to be paid less third-party costs	97-100% of NAV depending on hold time (no reduction for distributions) less third-party costs
Timing to submit request	At least 15 days prior to the end of each quarter (but no event more than 90 days after the date of settlement)	At least 15 days prior to the end of each quarter
~~**Frequency**~~**Last Date to Withdraw Request**	~~Quarterly~~**Up to five (5) business day prior to the end of the calendar quarter**	~~Quarterly~~**Up to five (5) business day prior to the end of the calendar quarter**
Date of Redemption Payment	**14 days (unless exigent circumstances exist in which case within 21 days) of the end of each quarter**	**14 days (unless exigent circumstances exist in which case within 21 days) of the end of each quarter**
~~**Priority**~~**Frequency**	~~First Priority~~**Quarterly**	~~Second Priority~~**Quarterly**
Minimum Amount of Shares Redeemed	25% of shareholder's shares	25% of shareholder's shares
Maximum Amount of Shares Redeemed	No Limit	No Limit

Because our NAV per share will be calculated at the end of each quarter beginning on June 30, 2017, the redemption price for shares held ninety (90) days or longer may change between the date we receive the redemption request and the date on which redemption proceeds are paid. As a result, the redemption price that a shareholder will receive may be different from the redemption price on the day the redemption request is made.

We have the right to monitor the trading patterns of shareholders or their financial advisors and we reserve the right to reject any purchase or redemption transaction at any time based on what we deem to be a pattern of excessive, abusive or short-term trading. We expect that there will be no regular secondary trading market for our common shares. However, in the event a secondary market for our shares develops, we will terminate our redemption plan.

Redemption of our common shares will be made quarterly upon written request to us at least 15 days prior to the end of the applicable calendar quarter; provided, however, written requests for common shares to be redeemed during the Introductory Period must be delivered to the Manager prior to the end of such common shares' Introductory Period~~; provided, however, such redemption request must be presented to the Company~~ **and** at least 15 days prior to the end of ~~each calendar~~**the applicable** quarter (*e.g.*, if an investment in common shares settled on March 30, 2016, a redemption request must be delivered to the Manager no later than June 15, 2016). The Manager intends to provide notice of redemption by the last business day of each quarter, with an effective redemption date as of the last day of each quarter, and to **endeavor to** remit the redemption price within ~~30~~**14** days of the end of such quarter**; although payment of the redemption price may be delayed until 21 days after the end of such quarter, due to exigent circumstances, including, without limitation, (1) our partner real estate operators or borrower(s) fail to provide adequate information regarding the assets within a time period that allows us to perform our NAV calculation, which in turn would prevent us from determining share redemption prices; (2) macro-economic crises or property-level events, such as damage to the property, that may affect our ability to make redemptions or determine NAV; and (3) our payment processing provider chooses to discontinue service or has technical outages that prevent us from processing share redemptions in a timely manner**. Shareholders may withdraw their redemption request at any time up to ~~fifteen~~**five** (~~15~~**5**) **business** days prior to the end of the calendar quarter in which the redemption request was submitted.

We cannot guarantee that the funds set aside for the redemption plan will be sufficient to accommodate all requests made in any calendar quarter. In the event our Manager determines, in its sole discretion, that we do not have sufficient funds available to redeem all of the common shares for which redemption requests have been submitted in any given calendar quarter, such pending requests will be honored ~~(~~on a pro rata basis ~~within each category) in the following order: (i) first, available funds will be applied pro rata to redemptions requested for common shares that are in the Introductory Period, and (ii) second, any remaining funds will be applied pro rata to redemptions requested for common shares that are in the Post Introductory Period~~. In the event that not all redemptions are being honored in a given quarter, the pro rata distributions will be rounded down to the nearest share for each shareholder. ~~Effectively, requests to redeem common shares that have been continuously held for less than ninety (90) days (*i.e.* , common shares in the Introductory Period) will be given priority to redemptions of common shares that have been continuously held for ninety (90) days or more (*i.e.* , common shares in the Post Introductory Period).~~ For investors who hold common shares with more than one record date, redemption requests will be applied to such common shares in the order in which they settled, on a last in first out basis – meaning, those common shares that have been continuously held for the shortest amount of time will be redeemed first. **We intend to limit common shareholders to one (1) redemption request outstanding at any given time, meaning that, if a common shareholder desires to request more or less shares be redeemed, such common shareholder must first withdraw the first redemption request, which may affect whether the request is considered in the "Introductory Period" or "Post-Introductory Period".**

In addition, if we redeem less than all of the shares subject to a redemption request in any applicable period, with respect to any unredeemed shares, you can: (i) withdraw your request for redemption; or (ii) ask that we honor your request in a future redemption period, if any, when such redemptions can be made pursuant to the limitations of the redemption plan when sufficient funds are available. Such pending requests will be honored, together with new requests, ~~in the same priority as noted above for initial requests~~**on a pro rata basis**.

~~We are not obligated to redeem common shares under the redemption plan. We presently intend to limit the number of shares to be redeemed during any calendar year to~~**In accordance with the SEC's current**

guidance on redemption plans contained in *T-REIT Inc.* **(June 4, 2001) and** *Wells Real Estate Investment Trust II, Inc.* **(Dec. 3, 2003), we are prohibited from redeeming more than** 5.0% of the weighted average number of common shares outstanding during the prior calendar year ~~(or 1.25% per~~**. Accordingly, we** presently intend to limit the number of shares to be redeemed during any calendar quarter **to 1.25% of the common shares outstanding**, with excess capacity carried over to later calendar quarters in that calendar year~~)~~. However, as we intend to make a number of commercial real estate investments of varying terms and maturities, our Manager may elect to increase or decrease the amount of common shares available for redemption in any given calendar quarter, as these commercial real estate assets are paid off or sold~~.~~**, but in no event will we redeem more than 5.0% during any calendar year. Notwithstanding the foregoing, we** are not obligated to redeem common shares under the redemption plan.

There is no fee in connection with a redemption of our common shares, and the discount applied to the redemption price is for the benefit of shareholders who remain as shareholders of the Company, and does not provide any economic benefit to our Manager or sponsor; however, a shareholder requesting redemption will be responsible for reimbursing us for any third-party costs incurred as a result of the redemption request, including but not limited to, bank transaction charges, custody fees, and/or transfer agent charges.

In addition, the Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time without notice, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason. **However, in the event that we amend, suspend or terminate our redemption plan, we will file an offering circular supplement and/or Form 1-U, as appropriate, to disclose such amendment.** The Manager may also, in its sole discretion, decline any particular redemption request if it believes such action is necessary to preserve our status as a REIT (for example, if a redemption request would cause a non-redeeming shareholder to violate the ownership limits in our operating agreement or if a redemption constitutes a "dividend equivalent redemption" that could give rise to a preferential dividend issue, to the extent applicable). Therefore, you may not have the opportunity to make a redemption request prior to any potential termination of our redemption plan.

For more information about our redemption plan or to submit a redemption request, please contact us by email at investments@fundrise.com .

Summary report: Litéra® Change-Pro TDC 7.5.0.166 Document comparison done on 9/16/2016 5:53:16 PM	
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